ASSOCIATED
CAPITAL GROUP

ANNUAL REPORT
2022

WISDOM. PERFORMANCE. BRIGHT FUTURE. TRUST.


DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
Gabelli Asset Management


M&A
買収者の見解、
経営者の異論
Merger Masters
リスクアービトラージの
実務と戦略と規律
バリュー投資の
究極の形!
PanRolling

Merger Arbitrage

	Percent Return (%)		
Year	Gross Return	**Net Return**	90 Day T-Bill
2022	4.47	**2.75**	1.50
2021	10.81	**7.78**	0.05
2020	9.45	**6.70**	0.58
2019	8.55	**5.98**	2.25
2018	4.35	**2.65**	1.86
2017	4.69	**2.92**	0.84
2016	9.13	**6.44**	0.27
2015	5.33	**3.43**	0.03
2014	3.89	**2.29**	0.03
2013	5.33	**3.43**	0.05
2012	4.32	**2.63**	0.07
2011	4.89	**3.07**	0.08
2010	9.07	**6.35**	0.13
2009	12.40	**9.15**	0.16
2008	0.06	**-0.94**	1.80
2007	6.39	**4.26**	4.74
2006	12.39	**8.96**	4.76
2005	9.40	**6.63**	3.00
2004	5.49	**3.69**	1.24
2003	8.90	**6.26**	1.07
2002	4.56	**2.45**	1.70
2001	7.11	**4.56**	4.09
2000	18.10	**13.57**	5.96
1999	16.61	**12.31**	4.74
1998	10.10	**7.21**	5.06
1997	12.69	**9.21**	5.25
1996	12.14	**8.84**	5.25
1995	14.06	**10.27**	5.75
1994	7.90	**5.53**	4.24
1993	12.29	**8.91**	3.09
1992	7.05	**4.78**	3.62
1991	12.00	**8.76**	5.75
1990	9.43	**6.67**	7.92
1989	23.00	**17.55**	8.63
1988	45.84	**35.66**	6.76
1987	-13.67	**-14.54**	5.90
1986	33.40	**26.14**	6.24
1985	30.47	**22.64**	7.82
Compounded Net Annual Return		**7.24**	

The performance above refers to our longest continuously offered fund in the merger aribtrage strategy (net and gross returns). Net returns are net of management and incentive fees. Individual investment returns may differ due to timing of investment and other factors. Past performance is not indicative of future results.

Dear Partners/Shareholders:

To quote Henry Wadsworth Longfellow, "Though the mills of God grind slowly, yet they grind exceeding small." I am going to repeat what I said in 2020: We started off on a very sound footing in January/February of 2020 and then we were hobbled by the dynamics from Wuhan and Covid-19. A year ago in 2022 it was the ground war in Europe as Russia invaded the Ukraine. Now the challenges from another crisis are centered on banks. The monetary and fiscal stimulus following the economic challenges related to Covid, added to the national debt as the United States pumped historic amounts of liquidity into the system, and the Federal Reserve ballooned its balance sheet from roughly $5 to $9 trillion, as the U.S. debt rose sharply.

Looking back at 2022 –

2022 was a challenging year. The Federal Reserve raised interest rates by 425 basis points in its attempt to choke off inflation; Russia invaded Ukraine and the ongoing supply chain issues combined to weigh heavily on the market for the much of the year. It was only when inflation expectations moderated in September, and a "pause" seemed imminent, did the market recover a portion of the year-to-date losses only to retrace earlier losses in November and December. Independent of the market's volatility, the Merger Arbitrage team delivered positive results.

We are privileged to share Associated Capital's ("AC") results for 2022. As always, we value your trust and support.

- **COMMITMENT TO COMMUNITY - (Y)our "S" in ESG** - in November, (y)our Board approved the continuation of the shareholder designated charitable contribution program with a $0.15 per share designation for registered shareholders. This translated into approximately $3.0 million in donations, which brought our total contributions to $34 million since our spin-off from GAMCO in November 2015. Since the inception of this program, which we initiated following Warren Buffett's Berkshire Hathaway program, there have been over one hundred ninety 501(c)(3) organizations which received designations from our shareholders.

- **Our MERGER ARBITRAGE** strategy returned 4.5% gross (2.8% net) for 2022. Since inception in February 1985, we have compounded net annual returns of 7.2%. As a result, a $10 million investment by a tax free vehicle in this fund at its inception would be worth approximately $140 million as of December 31, 2022.

- **Assets under Management** at December 31, 2022 reached $1.8 billion, up $61 million from year-end 2021 due to annual net inflows of $100 million and market appreciation of $34 million, partially offset by the impact of currency fluctuations of $73 million from non-US dollar classes of investment funds.

	December 31, 2022	December 31, 2021
Merger Arbitrage	$ 1,588	$ 1,542
Event-Driven Value	222	195
Other	32	44
Total AUM	$ 1,842	$ 1,781

- We are activating our program of buying privately owned, family started businesses, controlled and operated by the founding family.

- We paid semi-annual dividends of $0.10 per share, paying out $4.4 million to shareholders.

- Book value ended the year at $40.48 per share versus $42.48 at December 31, 2021.

As previously discussed, Gabelli Private Equity Partners was created to launch a private equity business, somewhat akin to the success our predecessor firm had in the 1980s. We will continue our outreach initiatives with business owners, corporate management, and various financial sponsors.

In 2023 and beyond, we will continue to explore new avenues, including L.P.'s in our investments, to put our capital to work by pursuing deals, new distribution channels and new products.

Along these lines, we echo the Acquisition Criteria list from Warren Buffett's Berkshire Hathaway. We cannot improve upon it:

BERKSHIRE HATHAWAY INC ACQUISITION CRITERIA

We are eager to hear from principals or their representatives about businesses that meet all of the following criteria

- Demonstrated consistent earning power (future projections are of no interest to us, nor are "turnaround" situations),

- Businesses earning good returns on equity while employing little or no debt,

- Management in place (we can't supply it),

- Simple businesses (if there's lots of technology, we won't understand it),

- An offering price (we don't want to waste our time or that of the seller by talking, even preliminarily, about a transaction when price is unknown).

Sincerely,

Mario Gabelli

Mario J. Gabelli
Executive Chairman



Douglas R. Jamieson *Chief Executive Officer and President*

In 2022, our Arb team, led by Ralph Rocco, delivered another year of exceptional returns. In July, Ian McAdams and Patrick Huvane were named interim Co-Chief Financial Officers. PMV Consumer Acquisition Corp returned capital to its investors in the fourth quarter and the company is now a public shell that trades on the OTC Pink.

At Gabelli & Partners, the marketing and business development team has done an excellent job maintaining and expanding relationships across the globe. We have extended marketing activities from the Hellenic sphere to Scandinavia. We held our 23rd Annual Arbitrage Dinner on December 6th. New inflows in our M&A strategy, which finished 2022 up 4.5% gross; 2.8% net, were $100 million. As for distribution, we continue to explore strategic relationships to better position our firm and funds across various new markets.

ASSETS UNDER MANAGEMENT

Assets under management (dollars in millions) ended 2022 at $1,842. The increase was largely the result of net inflows as well as market appreciation. We continue to see interest in products from new investor groups, especially outside of the United States.





DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity
Regina M. Pitaro

ENGLISH

DEALS . . .
DEALS . . .
E ANCORA
DEALS
Regina M. Pitaro
Managing Director
Gabelli Asset Management

ITALIAN

交易 . . .
交易 . . .
更多的
交易
(Regina M. Pitaro)

CHINESE

アービトラージの
極意

JAPANESE

DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
Gabelli Asset Management

SPANISH

Deals...Deals...and More Deals - Now in five languages.
Originally published in 1999 by Gabelli University Press



"There are many advantages to investing in risk arbitrage. Let's focus on three: risk arbitrage returns are not closely correlated with those of the stock market; they are less volatile than returns on the S&P 500; and longer term they are higher than those returns afforded by traditional investing. While these three factors provide for excellent results in the world of arbitrage, the real beauty of risk arb investing is that there is rarely a down year. Because risk arb returns are consistently positive year in and year out, they fulfill the concept of a compound return. We proclaim this source of compounded earnings as the eighth wonder of the world.

Compounding is the secret to wealth creation over a period of decades."

Regina M. Pitaro
(Deals...Deals...and More Deals, 1999)





Regina M. Pitaro

Columbia University,
Graduate School of Business M.B.A., Finance
Loyola University of Chicago M.A., Anthropology
Fordham University B.S., Anthropology

MERGER
MASTERS
TALES OF ARBITRAGE
KATE WELLING AND
MARIO GABELLI
Columbia Business School Publishing

"Give a man a fish and you feed him for a day. Teach a man to arbitrage, and you feed him forever."
- Warren Buffett

In 1999, we published one of the few books on merger arbitrage, Deals…Deals… and More Deals. Our newest publication, Merger Masters: Tales of Arbitrage, profiles leading investors who share our enthusiasm for merger arbitrage and have utilized the investment discipline in various forms over the last half-century. It also includes the perspective of iconic CEOs who have used M&A to build value and, in the process, tangled with the arbitrage community. Merger Masters is available on Amazon.com.

MERGER ARBITRAGE

Gabelli & Partners is a specialized division that provides clients with products and customized solutions within the "Private Market Value with a Catalyst™" method of investing, while utilizing the full resources of the organization. The strategies employed within our portfolios strive to achieve superior returns while managing risk and maintaining low volatility. Strategies focus on fundamental, active, event-driven special situations and merger arbitrage.

(Y)our M&A Portfolio Team

Ralph Rocco

Paolo Vicinelli

Willis Brucker

We have invested in this way since 1977 and introduced our first dedicated alternative portfolio in 1985, Gabelli Associates, which focuses on absolute returns by investing in announced mergers and acquisitions. Beyond merger investing, we offer several additional portfolios that build on the firm's strengths in global event-driven value investing.

We are committed to providing our clients with a high level of services. Our client service and investor relations teams are continually seeking new ways to array and deliver information more effectively, and are regularly customizing the needs of our clients and partners, to focus on enhancing relationships for the long-term. Gabelli & Partners provides investment solutions through various vehicles and investment structures such as: sub-advised portfolios, custom share classes, new investment vehicles both domestic and foreign, as well as specialized structures, all coupled with the corresponding operational needs of the overall mandate.







M&A Strategy & Virtues:

- Investing in announced mergers and acquisitions or "merger arbitrage", involves purchasing securities that are the subject of an acquisition, exchange offer, cash tender offer or similar transaction.

- We use different arbitrage techniques to derive a profit by realizing the price differential (or "spread") between the market price of securities and the value ultimately realized from their sale.

- The objective of our risk arbitrage portfolios is to provide positive, "absolute returns" in declining as well as rising equity market environments. To that end, 2022 capped off our 37th of 38 positive years on a gross basis, and 36 positive years on a net basis.



- Long-term returns are dependent on the closure of an M&A deal, and not the overall stock market's movement. This coupled with our rigorous research approach, active portfolio management and risk parameters have provided our partners with consistent, non-market correlated returns inception.

- Our M&A investment approach is absolute return focused; produces consistent, repeatable, and proven results; with low volatility; while seeking the preservation and growth of capital.

We primarily invest in global announced merger and acquisition transactions in the public equity markets and maintain a diversified portfolio of transactions. Every deal has its own unique set of elements, and our team works on all aspects, from fundamental and legal research, to trading. We analyze and continuously monitor a pending transaction for all of the elements of potential risk, including: regulatory, terms, financing, and shareholder approval.

Our teams are experts at analyzing deal risks. The inherent risk in merger investing is a broken deal, not the standard deviation or price variance. Our merger team has led our clients successfully through various challenging market environments, including the late 1980s, the early 1990s, 1998 and 2001, and more recently, 2008, 2020 and 2022. We have a time proven and consistent approach to merger investing.

The strategy is offered domestically through partnerships and separately managed accounts, including sub-advised and fund-of-funds. Internationally, the strategy is offered through corporations and EU-regulated UCITS structures and the London Stock Exchange listed investment company, Gabelli Merger Plus+ Trust (GMP-LN).

Event Driven Value Offerings:

Within our Event Driven Value and Other Alternative offerings, we offer specific sector focused portfolios, traditional long short event driven portfolios, as well as intermediate corporate credit portfolios. Each of these offerings leverages the full resources of our global research organization.

We are research-driven fundamental investors focusing on the "PMV with a Catalyst™" ("PMV") method of investing. This method of analysis involves looking at businesses as a function of their assets and earnings power. We examine businesses as if we were the owners of those businesses, and we believe that we can do that in a rational way by looking at industries on a global basis. Our investment professionals visit with hundreds of companies each year. Our work is proprietary, bottom up, and involves the full utilization of public resources.

In this process, we do sector-by-sector analysis, assessing the PMV of a business, and identifying the catalyst in place to realize returns. A company's PMV is not constant, and changes as a function of many variables. The objective is to identify large differences between our estimate of PMV and the stock market price. We then identify the catalyst to realize a return with minimal influence from the overall direction of the stock market. It is our belief that we can earn superior risk adjusted returns following this event-driven approach.

2022 Review and 2023 Preview:

- While the broader equity and fixed income markets were down double digits, our Merger Arbitrage strategy finished 2022 with positive 2.8% performance for our clients.

- Several drivers remain in place for deal activity in 2023 and beyond despite lower levels overall of deal activity. We note post 2008, we generated returns in excess of 10% gross with a backdrop of the S&P 500 down -37.0%.

- Within merger arbitrage, we continue to maintain a diversified portfolio and utilize position size limits to minimize the impact of any potential broken deal, as we have done since inception in 1985.

- We remain focused on investing in highly strategic, well-financed deals with an added focus on near-term catalysts, and are upbeat about our prospect to generate absolute returns in 2023 as "Mr. Market" provides attractive entry points in deals which benefits an actively managed portfolio like ours.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for 2022 and 2021 is presented below.   (In thousands, except per share data)

	2022				
	1st	2nd	3rd	4th	Total
Revenues	$ 2,582	$ 2,546	$ 2,562	$ 7,538	$ 15,228
Expenses	5,888	4,757	5,691	10,154	26,490
Operating (loss)/income before management fee	(3,306)	(2,211)	(3,129)	(2,616)	(11,262)
Other income/(expense)	(15,047)	(35,917)	(17,789)	19,550	(49,203)
Management fee expense	-	-	-	-	-
Income tax expense	4,848	8,036	4,914	(2,855)	14,943
(Income)/loss allocated to noncontrolling interests	2,681	(205)	494	415	3,385
Net income to AC shareholders	$ (16,186)	$ (29,887)	$ (16,498)	$ 13,664	$ (48,907)
Earnings per share:					
Basic	$ (0.73)	$ (1.36)	$ (0.75)	$ 0.62	$ (2.22)
Diluted	$ (0.73)	$ (1.36)	$ (0.75)	$ 0.62	$ (2.22)

	2021				
	1st	2nd	3rd	4th	Total
Revenues	$ 2,325	$ 2,489	$ 2,112	$ 13,998	$ 20,924
Expenses	6,027	8,580	2,055	14,912	31,574
Operating (loss)/income before management fee	(3,702)	(6,091)	57	(914)	(10,650)
Other income/(expense)	30,682	48,615	6,157	14,961	100,415
Management fee expense	(2,663)	(4,320)	(226)	(1,217)	(8,426)
Income tax expense	(5,590)	(9,020)	(484)	(2,611)	(17,705)
(Income)/loss allocated to noncontrolling interests	(172)	532	(4,001)	(790)	(4,431)
Net income to AC shareholders	$ 18,555	$ 29,716	$ 1,503	$ 9,429	$ 59,203
Earnings per share:					
Basic	$ 0.83	$ 1.34	$ 0.07	$ 0.43	$ 2.68
Diluted	$ 0.83	$ 1.34	$ 0.07	$ 0.43	$ 2.68

CONDENSED CONSOLIDATING BALANCE SHEET

The Company consolidates certain investment partnerships and other entities for which it has a controlling financial interest. The following table reflects the net impact of the consolidated investment partnerships and other entities ("Consolidated Entities") on the consolidated statements of financial condition (in thousands):

	December 31, 2022		
	Prior to Consolidation	Consolidated Entities(1)	As Reported
Assets			
Cash and cash equivalents	$ 209,941	$ 8,521	$ 218,462
Investments	660,445	(2,151)	658,294
Other	42,861	8,073	50,934
Total assets	$ 913,247	$ 14,443	$ 927,690
Liabilities and equity			
Total liabilities	$ 23,051	$ 4,250	$ 27,301
Redeemable noncontrolling interests	-	10,193	10,193
Total Associated Capital Group, Inc. equity	890,196	-	890,196
Total liabilities and equity	$ 913,247	$ 14,443	$ 927,690

	December 31, 2021		
	Prior to Consolidation	Consolidated Entities	As Reported
Assets			
Cash and cash equivalents	$ 315,009	$ 4,039	$ 319,048
Investments	606,382	16,709	623,091
Other	69,713	191,484	261,197
Total assets	$ 991,104	$ 212,232	$ 1,203,336
Liabilities and equity			
Total liabilities	$ 45,024	$ 20,510	$ 65,534
Redeemable noncontrolling interests	-	202,456	202,456
Total Associated Capital Group, Inc. equity (2)	946,080	(8,978)	937,102
Noncontrolling interests (2)	-	(1,756)	(1,756)
Total liabilities and equity	$ 991,104	$ 212,232	$ 1,203,336

(1) Reflects the deconsolidation of PMV Sponsor and SPAC during 2022.

(2) Debit adjustments to Associated Capital Group, Inc. equity and noncontrolling interests reflects the amortization of the discount related to the issuance of PMV SPAC's redeemable noncontrolling interest. The discount was amortized through an adjustment to additional paid-in capital and noncontrolling interest (proportionate to ownership interest in PMV Sponsor).

Board of Directors

Mario J. Gabelli, CFA
Executive Chair
Associated Capital Group, Inc.

Douglas R. Jamieson
Chief Executive Officer and President
Associated Capital Group, Inc.

Marc Gabelli
President
GGCP, Inc.

Daniel R. Lee
Chief Executive Officer and Director
Full House Resorts, Inc.

Bruce M. Lisman
Former Chairman
JP Morgan's Global Equity Division

Richard T. Prins
Retired Partner
Skadden, Arps, Slate, Meagher & Flom LLP

Frederic V. Salerno
Former Vice Chairman
Verizon Communications Inc.

Salvatore F. Sodano
Former Vice Chairman
Broadridge Financial Solutions, Inc.

Elisa M. Wilson
President
Gabelli Foundation, Inc.

Officers

Douglas R. Jamieson
Chief Executive Officer and President

Patrick B. Huvane
Interim Co-Chief Financial Officer

Peter D. Goldstein
Senior Vice President, Chief Legal Officer
and Secretary

Ian J. McAdams
Interim Co-Chief Financial Officer

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information, as well as
information on our products and services, visit our website at
www.associated-capital-group.com or write to:
191 Mason Street
Greenwich, CT 06830
203-629-9595
email: investor@associated-capital-group.com

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - AC

Website
www.associated-capital-group.com

Investment Services Information

Alternative Investments
Contact: Michael M. Gabelli
Managing Director and President
914-921-5135
email: alternatives@gabelli.com

Gabelli & Partners
Contact: Jeffrey M. Illustrato
C.O.O.
914-921-7711
Email: jillustrato@gabelli.com

Annual Meeting
Our 2023 Annual Meeting of Shareholders will be
held at 9:00 a.m. on June 2, 2023.

"The more you give, the more you receive"

Our shareholders designated contributions to the following 501(c)(3) organizations

The Board of Directors of Associated Capital Group, Inc. established an inaugural Shareholder Designated Charitable Contribution program in 2016. The company continued this initiative through 2022. To date, AC has donated approximately $34 million on behalf of its shareholders.

Under the program, each registered shareholder could designate one charitable organization (two charitable organizations for holders with 8,000 shares or more) to which AC contributed on the shareholder's behalf.

AC's program tracks the shareholder program launched by GAMCO Investors, Inc. in April 2013 which was based, in part, on the program established by Berkshire Hathaway in 1981. The Berkshire Hathaway program continued for over 20 years, until 2003. Warren Buffett's letter to shareholders at the inception of Berkshire's program explained that charitable giving in this manner provides significant benefits to shareholders. Each eligible shareholder is able to choose whether a contribution of corporate funds based on his/her ownership interest is to be made, and if so, to specify the recipient of that contribution. The shareholder's judgment – not the judgment of the company's directors or management – controls the contribution process.



Abilis ♦ Alzheimer's Disease & Related Disorders Association ♦ Alzheimer's Foundation of America ♦ America Needs You ♦ American Associates of Ben-Gurion University of the Negev ♦ American Cancer Society ♦ American Heart Association ♦ American Macular Degeneration Foundation ♦ American National Red Cross ♦ American Refugee Committee ♦ Amigos Del Museo Del Barrio ♦ Archbishop Wood High School ♦ Arizona State University Foundation ♦ Arthritis Foundation ♦ Atlantis Educational Foundation ♦ Aurora Ice Association ♦ Ausable River Association ♦ Bay Area Discovery Museum ♦ Bedford Audubon Society ♦ BlueCheck Charitable Foundation ♦ Blythedale Children's Hospital ♦ Bob Woodruff Family Foundation ♦ Boston College Trustees ♦ Boys and Girls Club of Truckee Meadows ♦ Bristol Riverside Theater Co. ♦ Brunswick School ♦ Cathedral of St. John the Baptist ♦ Catholic Big Sisters & Big Brothers Catholic Charities of the Archdiocese of New York ♦ CCM of Westchester ♦ Center for All Abilities ♦ Central Scholarship Bureau ♦ Chaminade High School ♦ Change for Kids ♦ Chicago Chesed Fund ♦ Christian Brothers Academy ♦ Church-in-the-Garden ♦ CityArts ♦ Citymeals-on- Wheels ♦ Columbia University ♦ Columbus Citizens Foundation ♦ Cornell University ♦ Cow Hollow Preschool ♦ Cristo Rey Jesuit High School Direct Relief International ♦ Disabled American Veterans ♦ Disabled Veterans National Foundation ♦ Doctors Without Borders USA ♦ Don Bosco Community Center of Port Chester ♦ Downtown Community Television Center ♦ Eastchester Volunteer Ambulance Corps. ♦ Elevation Chapel ♦ Ellie Fund ♦ Eva's Village ♦ Fairfield University ♦ Feeding

Gift Fund Folds of Honor Foundation ♦ The Fountain ♦ Valley School of Colorado ♦ ♦ Gilchrist Hospice Care ♦ Girls with Impact ♦ Greenwich International Film Festival Yanks Baseball Foundation ♦ Heifer Project ♦ Hilarity for Charity ♦ Hindu Society of Honeywell Humanitarian Relief Foundation Immaculate Conception Church - Bronx, NY City Scholarship Fund ♦ Interfaith Nutrition Tibet ♦ Iona College ♦ Jack Miller Center for Jewish Communal Fund ♦ Jewish Federation School, Regional School District #9 ♦ John Junior League of Greenwich Connecticut Memorial Health System Foundation ♦ Legal and Lymphoma Society ♦ Long House ♦ Make-A-Wish Foundation of Metro Lustgarten Pancreatic Cancer Foundation ♦ Scholarship Foundation ♦ Marine Corps Law Bank ♦ Masters School ♦ McMaster University of America ♦ Memorial Sloan-Kettering

We are fortunate to live in the wealthiest nation in the world and to have the ability to share our good fortune. **SINCE 2016, WE WERE ABLE TO SUPPORT MANY WORTHY ENDEAVORS, INCLUDING THESE DESIGNATED BY OUR SHAREHOLDERS.** In addition, our teammates have donated countless hours of service to scores of charitable organizations.

America ♦ Fidelity Investments Charitable State University of New York at Binghamton Friends of Animals ♦ Futures in Education ♦ Give Me an Answer ♦ Greenwich Hospital ♦ Groton School ♦ Haley House ♦ Hank's International ♦ Hetrick-Martin Institute Nevada ♦ Homeless Prenatal Program ♦ ♦ Hospital for Special Surgery Fund ♦ ♦ Injured Marine Semper Fi Fund ♦ Inner-Network ♦ International Campaign for Teaching America's Founding Principles ♦ of Greater Pittsburgh ♦ Joel Barlow High F. Kennedy Medical Center Foundation ♦ ♦ K9s for Warriors ♦ Kids in Crisis ♦ Lee Services of the Hudson Valley ♦ Leukemia Reserve ♦ Los Angeles Team Mentoring New York ♦ Manhattan College ♦ Marc Marin Country Day School ♦ Marine Corps Enforcement Foundation ♦ Maryland Food Ontario ♦ Meals on Wheels Association Cancer Center ♦ Millbrook School ♦ Mount

Sinai Medical Center ♦ National Audubon Society ♦ National Brain Tumor Society ♦ Natural Resources Defense Council ♦ Nature Conservancy ♦ New Israel Fund ♦ New Jersey Institute of Technology Foundation ♦ New York and Presbyterian Hospital ♦ New York City Relief ♦ Norbertine Monastery ♦ Northeastern University ♦ Northern Nevada HIV Outpatient Program Education and Services ♦ Northwell Health Foundation ♦ Operation Smile ♦ Pacific House ♦ Paper Mill Playhouse ♦ Peck Slip School Parent Teachers Association ♦ Pediatric Cancer Research Foundation ♦ Pennsylvania Troopers Helping Troopers Foundation ♦ Perlman Music Program ♦ Planned Parenthood Federation of America ♦ Planned Parenthood of Southern New England ♦ Planned Parenthood Shasta Diablo ♦ Prospects, Opportunity and Enrichment ♦ Putnam-Indian Field School ♦ Rainforest Action Network ♦ Rainforest Alliance ♦ Randolph Foundation ♦ Rector Wardens Vestry Men of St. Bartholomew's Church ♦ Rochester Institute of Technology ♦ Sacred Heart of Greenwich ♦ Sacred Valley Project ♦ Saint Ignatius School ♦ Salvation Army National Corp. ♦ San Diego Opera Association ♦ San Miguel Academy of Newburgh ♦ SATO Project ♦ Save the Children Federation ♦ Schurig Center for Brain Injury ♦ Science Buddies ♦ Seamen's Church Institute of New York and New Jersey ♦ Shriners Hospitals for Children ♦ Sierra Nevada Journeys ♦ South Bronx Educational Foundation ♦ Special Young Adults ♦ Stamford Hospital ♦ St. Bartholomew Community Preschool ♦ St. Joseph's Indian School ♦ St. Jude Children's Research Hospital ♦ St. Lucy Parish ♦ St. Thomas' Church Whitemarsh Bethlehem Park & Camp Hill Road ♦ Step Up International ♦ Stonewall Library and Archives ♦ Student U ♦ Susan G. Komen Breast Cancer Foundation ♦ The Allen-Stevenson School ♦ The Arc of Palm Beach County ♦ The Good People Fund ♦ The Littlest Lamb ♦ The Miller Center Foundation ♦ The One Love Foundation ♦ The Roman Catholic Church of St. Robert Bellarmine Church ♦ The University of Pennsylvania ♦ The Windward School ♦ Top of Michigan Mountain Bike Association ♦ Troy University Foundation ♦ Tuesday's Children ♦ Tunnel to Towers Foundation ♦ Tuxedo Park School University of Texas Foundation ♦ University of Wisconsin Foundation ♦ Variety Child Learning Center ♦ Villanova University ♦ Volunteers of America ♦ Westchester ARC Foundation ♦ Westchester Philharmonic ♦ Wilton Education Foundation ♦ Wilton Library Association ♦ Woman's Club of Rye ♦ World Eye Cancer Hope ♦ World Vision ♦ Yale-New Haven Hospital ♦ Young Men's Christian Association of Stamford ♦ Zacharias Sexual Abuse Center

ASSOCIATED
CAPITAL GROUP

191 Mason Street, Greenwich, CT 06830

www.associated-capital-group.com

203-629-9595 | info@associated-capital-group.com

©2023